Exhibit 99.15

CONSENT OF QUALIFIED PERSON

Golden Star Resources Ltd.
United States Securities and Exchange Commission

Re: Golden Star Resources Ltd.

Ladies and Gentlemen:

I hereby consent to (i) the use of my name in connection with the following documents and reports, which are either referenced in or filed as exhibits with the Annual Report on Form 40-F for the year ended December 31, 2013 (the “Form 40-F”) of Golden Star Resources Ltd. (the “Company”) to which this consent relates: (A) the technical report entitled “43-101 Technical Report on Resources and Reserves Golden Star Resourced Ltd., Bogoso Prestea Gold Mine, Ghana” effective date December 31, 2013 and filed on March 14, 2014 (the “Bogoso Report”), (B) the technical report entitled “43-101 Technical Report for the Prestea West Reef Feasibility Study, Ghana” effective date May 1, 2013 and filed on July 26, 2013 (the “Prestea Report”, and together with the Bogoso Report, the “Reports”), (C) the Company’s Annual Information Form for the year ended December 31, 2013 and (D) the Company’s Management’s Discussion and Analysis for the year ended December 31, 2013, (ii) the inclusion or incorporation by reference of information derived from such documents and Reports in the Registration Statements on Forms S-8 (Nos. 333-175542, 333-169047, 333-118958, 333-105821 and 333-105820), as amended, or any related abbreviated registration statement filed by the Company with the Securities and Exchange Commission pursuant to Rule 462(b) under the Securities Act of 1933, as amended, or in any amendment to any of the foregoing, or to any prospectuses or amendments or supplements thereto and (iii) all other references to the undersigned included or incorporated by reference in the above-referenced Registration Statements and in any prospectuses or amendments or supplements thereto.

/s/ John Arthur_________________________
Dr. John Arthur

March 25, 2014